EXHIBIT 99.13

CONSENT OF EXPERT

I, Patrick Godin, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2020, (ii) Pretium Resources Inc.’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) and (iii) Form F-10 (File No. 333-239214) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/Patrick Godin
Patrick Godin, P.Eng.

March 26, 2021